UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                       ALLEGHENY TECHNOLOGIES INCORPORATED
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    01741R102
                       -----------------------------------
                                 (CUSIP Number)

                   Ronald D. West, Kirkpatrick & Lockhart LLP
           535 Smithfield Street, Pittsburgh, PA 15222 (412) 355-6752
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 01741R102


1.       NAME OF REPORTING PERSON     Richard P. Simmons
                                      ---------------------------------
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS   N/A
                           ---

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                    [  ]
                                                                    -----

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                       U.S.A.
                                                                    ------

          NUMBER OF      7.   SOLE VOTING POWER                     7,657,429
           SHARES                                                   ---------
         BENEFICIALLY    8.   SHARED VOTING POWER                           0
          OWNED BY                                                  ---------
            EACH         9.   SOLE DISPOSITIVE POWER                7,657,429
          REPORTING                                                 ---------
         PERSON WITH     10.  SHARED DISPOSITIVE POWER                      0
                                                                    ---------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                           7,657,429
                                                                    ---------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [   ]
                                                                    ---------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              9.5%
                                                                    ---------
14.      TYPE OF REPORTING PERSON    IN
                                     --

CUSIP NO. 01741R102


         Items 1, 2, 4, 5, 6 and 7 of the Statement on Schedule 13D dated August 21, 1996, as amended, is hereby further amended in its entirety as follows:

Item 1.  Security and Issuer.

         This Statement relates to 7,657,429 shares (the "Shares") of the Common Stock, par value $0.10 per share ("ATI Common Stock"), of Allegheny Technologies Incorporated, a Delaware corporation (the "Company" or "ATI"). The principal executive offices of the Company are located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479.

Item 2.  Identity and Background.

         This Statement is being filed by Richard P. Simmons, whose address is Birchmere, Quaker Valley Road, Sewickley, Pennsylvania 15143. Mr. Simmons is a private investor, and is a retired director and executive officer of the Company.

         During the five years immediately prior to the date of this Statement, Mr. Simmons has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

         Mr. Simmons is a citizen of the United States of America.

Item 4.  Purpose of Transaction.

         Mr. Simmons holds the securities reported in Item 5(a) for personal estate planning and investment purposes. As an ATI stockholder, Mr. Simmons will periodically review and evaluate the market for ATI Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to him, and his personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, he may determine to increase or decrease his investment in ATI Common Stock through purchases or sales in the open market, gifts or otherwise.

CUSIP NO. 01741R102


         As of the date of this Amendment No. 5, Mr. Simmons has no plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) At the date of this Amendment No. 5, Mr. Simmons has sole voting and dispositive power with respect to 7,657,429 shares of ATI Common Stock, representing approximately 9.5% of the total number of the issued and outstanding shares of ATI Common Stock (based on information contained in the Form 10-Q Quarterly Report of ATI for the quarter ended September 30, 2001). Included in these shares of ATI Common Stock are 171,584 shares that are issuable upon exercise of stock options granted to Mr. Simmons pursuant to ATI incentive plans. The options are exercisable within 60 days after the date of this Amendment No. 5.

         (c) On February 1, 2002, Mr. Simmons received 850 shares of ATI Common Stock earned under and ATI executive compensation plan.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Simmons maintains a line of credit with PNC Bank that enables him to borrow up to $25 million. As collateral security for obligations under the line of credit, Mr. Simmons has pledged to PNC Bank 3,000,000 shares of ATI Common Stock.

Item 7.  Material to be filed as Exhibits.

         Not applicable.

CUSIP NO. 01741R102


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: February 6, 2002

                                             /s/ Richard P. Simmons
                                             -----------------------------
                                             Richard P. Simmons